July 22, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exceed World, Inc.

Amendment No. 1 to Form S-1

Date Filed: June 30, 2020

File Number: 333-235912

To the men and women of the SEC:

Acceleration Request:

We, Exceed World, Inc., (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement effective at the requested date of July 24, 2020 at 4 PM Eastern Standard Time or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 22, 2020

Signature: /s/ Tomoo Yoshida

Name: Tomoo Yoshida

Title: Chief Executive Officer